Press Release
[Graphic omitted] Ahold
                                                       Royal Ahold
                                                       Corporate Communications



                                                Date:  February 12, 2004
                                For more information:  +31 75 659 57 20






Ahold agrees on restructuring of cumulative preferred financing shares

Zaandam, The Netherlands, February 12, 2004 - Ahold today announced that agreement has been reached with the holders of (depository receipts of) cumulative preferred financing shares (the "Preferred Shares") on the restructuring of the Preferred Shares. The restructuring consists of (i) a limitation of their voting rights; and (ii) the possibility to convert the Preferred Shares into common shares. Item (ii) is subject to the approval of an Extraordinary General Meeting of Shareholders ("EGM") that will be held on March 3, 2004.

The main elements of the restructuring are as follows:

o    Limitation of voting rights
       The holders of the approximately 369 million outstanding Preferred Shares have agreed, as an integral part of the restructuring, to reduce the number of votes that can be exercised on the Preferred Shares from approximately 369 million to approximately 100 million (or from approximately 19% of the aggregate votes to approximately 6%). The number of votes has been determined on the basis of the nominal value increased with the paid in capital of the Preferred Shares and Ahold's common share price on January 30, 2004. With this reduction, the voting rights will be brought in line with the relative economic contribution of the Preferred Shares.

       The limitation of voting rights will become effective after the EGM has approved the conversion possibility of the Preferred Shares into common shares. However, the holders of the Preferred Shares have indicated their willingness to voluntarily limit their voting rights to approximately 100 million in the March 3, 2004 EGM when said conversion possibility will be voted upon.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

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o    Conversion right
       With a view to allow to providing for one type of stock over time, Ahold and the holders of the Preferred Shares have agreed to make the Preferred Shares convertible into common shares. The conversion conditions have been set so as to avoid any transfer of value from the common shares to the Preferred Shares. Main terms of the agreement on conversion are as follows:

       - Conversion can take place with an exchange ratio based on the value of the Preferred Shares and the actual share price of the common shares at the time of conversion. As a result, the number of common shares to be received from conversion will decrease in case of an increase in Ahold's common share price at that time. At today's common share price, the total number of common shares to be received from conversion would be approximately 100 million. The maximum number of common shares to be received upon conversion has been capped at 120 million;
       -  The Preferred Shares will be convertible as of March 2006;
       -  The dividend yield will be reduced by 0.2% as of March 2006.

Disclosure
The full text of the agreement between Ahold and the holders of the Preferred Shares, containing further arrangements for future dividend resets and possible redemption of the Preferred Shares, can be found on Ahold's corporate website at www.ahold.com.

Further changes to corporate governance structure
Ahold will announce further changes to its corporate governance structure in its press release to be issued Monday, February 16, 2004.


Ahold Corporate Communications:  +31.75.659.57.20


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements include statements relating to the limitation of voting rights of the Preferred Shares and the possibility to convert the Preferred Shares into common shares. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, approval at the EGM of the granting of conversion rights into common shares. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statement, which only speaks as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to this forward-looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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